Filed by ILG, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

To: All ILG Associates

From: Craig M. Nash

Date: July 12, 2018

Subject: ILG/MVW Integration Update

The integration work to combine ILG and MVW is moving at a fast pace and we are achieving milestones sooner than expected.  The shareholder vote to approve the acquisition of ILG is set for Tuesday, August 28; however, we have more milestones to achieve prior to closing, which we currently expect to occur at the end of August, subject to the satisfaction or waiver of all of the conditions to closing.

While this is an exciting time for us, it also means there is a considerable amount of work to do in a potentially shorter period of time.  As a result, there may be some unknowns as we approach the closing date, so I ask for your patience.  The integration teams are working diligently to address all of the items required for our companies to come together and we will provide updates and answers as quickly as we can.  I want you to know that we appreciate the importance of your understanding of the integration implications and what the transition will look like for your work teams and for you individually.  We have therefore made it a key priority for the leadership team to progress the integration work as quickly as possible.

Please continue to submit your questions and know that they will be reviewed and addressed as we continue to finalize details for day one and beyond.  Also, the ILG/MVW Integration FAQ’s were updated recently, so if you have not had a chance to review them, please be sure to do so or ask your manager to share them with you.

For now, we ask that you continue to remain focused on business as usual and stay tuned for more updates as we progress throughout the summer.

As always, please accept my sincere thanks for all you do for our owners, members, guests, and one another.

I truly appreciate it.

Craig M. Nash

CRAIG M. NASH

Chairman, President & Chief Executive Officer

Team Member Since 1982

ILG, Inc.

6262 Sunset Drive • Miami, Florida 33143

305.925.7005 • fax 305.667.5948

craig.nash@iilg.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (the “Company”) and Marriott Vacations Worldwide Corporation’s (“MVW”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and MVW; our beliefs relating to value creation as a result of a potential combination of the Company and MVW; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and MVW will be submitted to the Company’s stockholders and MVW’s stockholders for their consideration.  In connection with the proposed transaction, MVW prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of the Company and MVW and was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018, and each will mail the definitive joint proxy statement/prospectus to their respective stockholders and will file other documents regarding the proposed transaction with the SEC. These preliminary materials are not yet final and will be amended.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or MVW may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or MVW with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com.

PARTICIPANTS IN THE SOLICITATION

The Company, MVW, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on May 7, 2018, and information about MVW’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018.  These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018 and may be included in other relevant materials that the Company and MVW file with the SEC.